[redacted]

AB* 3/17

08028634

SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 West Madison
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Boemo (212) 409-7301
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental information pertaining to the firm of ABN AMRO Incorporated (the Company) as of December 31, 2007, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplementary information of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

James J. Stewart
President and Chief Executive Officer

David Boemo
Executive Director

OFFICIAL SEAL
ANITA DORROUGH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-31-2010

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Operations
( )	(f)	Statement of Cash Flows
( )	(e)	Statement of Changes in Stockholders' Equity
( )	(d)	Statement of Changes in Subordinated Borrowings
( )	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( )	(i)	Computation for Determination of PAIB Reserve Requirements for Broker-Dealers
( )	(j)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(k)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(l)	A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation
(x)	(m)	An Oath or Affirmation
( )	(n)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control
( )	(o)	Schedule of Segregation Requirements and Funds in Segregation - customers regulated commodity futures account pursuant to Rule 171-5
( )	(p)	Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

ABN AMRO Incorporated
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

ABN AMRO Incorporated

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ABN AMRO Incorporated

We have audited the accompanying statement of financial condition of ABN AMRO Incorporated (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ABN AMRO Incorporated at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2008

ABN AMRO Incorporated

Statement of Financial Condition

(In Thousands of Dollars, Except Share Information)

December 31, 2007

Assets		
Cash and cash equivalents	$	40,149
Cash segregated for regulatory purposes		110,000
Receivables from brokers, dealers, and clearing organizations		170,727
Receivables from customers		31,691
Receivables from affiliates		113,362
Securities purchased under agreements to resell		1,813,471
Securities borrowed		13,620,185
Securities owned		760,446
Securities owned, pledged to creditors		47,508
Other assets		219,918
Total assets	$	16,927,457
Liabilities and stockholders' equity		
Liabilities:		
Short-term borrowings	$	2,495,913
Payables to brokers, dealers, and clearing organizations		50,298
Payables to customers		90,762
Payables to affiliates		54,287
Securities sold under agreements to repurchase		6,057,267
Securities loaned		6,136,975
Securities sold, not yet purchased		95,047
Other liabilities		444,237
Total liabilities		15,424,786
Stockholders' equity:		
Common stock, par value $1 per share:		
Shares authorized: 20,000		
Shares issued and outstanding: 2,000		2
Surplus		1,978,256
Accumulated deficit		(475,587)
Total stockholders' equity		1,502,671
Total liabilities and stockholders' equity	$	16,927,457

See notes to statement of condition.

ABN AMRO Incorporated

Notes to Statement of Financial Condition

Year Ended December 31, 2007

1. Organization and Nature of Operations

ABN AMRO Incorporated (the Company) is a wholly owned subsidiary of ABN AMRO WCS Holding Company (the Parent). The Parent is a wholly owned subsidiary of ABN AMRO Bank N.V. (the Bank) which is a wholly owned subsidiary of ABN AMRO Holding N.V. (Holding). Holding is a wholly owned subsidiary of RFS Holdings B.V. (RFS). The Company is economically and financially dependent on its Parent and ABN AMRO Bank N.V.

In October 2007, Holding was acquired by RFS Holdings B.V. (RFS). RFS was formed by Fortis Bank Nederland (Holding) N.V. (Fortis), The Royal Bank of Scotland Group plc (RBS) and an affiliate of Banco Santander, S.A. (Santander) to acquire all of the issued and outstanding ordinary shares and all of the issued and outstanding American depository shares of Holding. RFS is owned by the three banks, based on their funded amounts, with RBS owning 38.3%, Fortis owning 33.8% and Santander owning 27.9% of the total ownership interests. RFS is considered a subsidiary of RBS and was consolidated by RBS for the year ended December 31, 2007. Once all customary regulatory approvals have been granted, including regulatory approval for the reorganization of ABN AMRO post-acquisition, ABN AMRO will be split between the three banks pursuant to a written Transition Plan, with the Company remaining within the RBS Group.

The Company is a registered securities broker-dealer and is a member of all major U.S. securities exchanges. The Company is active in U.S. government securities and participates in the trading, underwriting, and distribution of fixed-income products while providing underwriting and distribution of equity products. In addition, the Company provides investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. Upon adoption, the Company recorded a $4.4 million liability for uncertain tax position as of that date.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November, 15 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial statements.

Cash and Cash Equivalents

Cash of approximately $120.1 million is held with affiliated banks. The Company considers highly liquid debt instruments that are purchased with a maturity of three months or less and not held for sale in the ordinary course of business to be cash equivalents.

Cash Segregated for Regulatory Purposes

Cash of $110.0 million is held in segregated accounts with affiliate banks.

2. Summary of Significant Accounting Policies (continued)

Customer Transactions

Customer securities transactions are recorded on a settlement date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at the amounts for which the securities will subsequently be resold or repurchased, plus accrued interest. Resale and repurchase agreements with affiliates at December 31, 2007, were approximately $699.5 million and $531.6 million, respectively.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize securities purchased under resale agreements. The Company monitors daily the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize securities sold under repurchase agreements. Open repurchase and resale transactions are presented net in the accompanying consolidated statement of financial condition where net presentation is permitted. At December 31, 2007, as permitted by FIN 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, $33.0 million was applied against resale and repurchase agreements.

2. Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit collateral in the form of cash or securities with the lender. The Company receives collateral in the form of cash or securities for securities loaned transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or provides additional cash or securities as necessary to ensure such transactions are adequately collateralized. Securities borrowed and securities loaned with affiliates at December 31, 2007, were approximately $156.6 million and $2.9 billion, respectively.

Income Taxes

The Company is included in a consolidated income tax return with the Parent.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's statement of financial condition. Financial instruments recorded at fair value include securities owned and securities sold, not yet purchased.

Financial instruments carried at contract amounts have either short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the statement of financial condition include receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, and short-term borrowings.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned (including those pledged to creditors) and securities sold, not yet purchased at December 31, 2007, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government and agency obligations	$ 38,017	$ 69,230
Corporate obligations	311,659	23,244
Commercial paper	452,620	–
Other	5,658	2,573
Total	$ 807,954	$ 95,047

The Company economically hedges interest rate risk in certain asset-backed securities through the use of exchange-traded European dollar futures contracts. These contracts have not been designated as accounting hedges and therefore the special accounting treatment under FAS 133 does not apply.

Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices which may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Included in securities owned, pledged to creditors as of December 31, 2007, are U.S. government obligations and corporate obligations. Accordingly, $47.5 million of securities owned are pledged under agreements to repurchase. In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms that permit it to pledge or sell the securities to others. At December 31, 2007, the Company obtained securities with a fair value of approximately $15.4 billion on such terms, of which $12.1 billion have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

4. Subordinated Borrowings

Two revolving subordinated borrowing facilities are available with the Cayman Islands' branch of ABN AMRO Bank N.V. (the Lender), which provides a line of credit for $1.1 billion. At December 31, 2007, the Company did not have any subordinated debt outstanding under revolving note and cash subordination agreements. One facility has a line of credit for $600 million, which expires on January 31, 2008. The second facility has a line of credit for $500 million, which expires on January 31, 2009. There were no borrowings outstanding at any time during 2007, as such, no interest expense was incurred.

The subordinated borrowing facilities have been approved by the applicable regulatory bodies, and amounts outstanding are available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowing agreement provides that this debt may not be repaid.

5. Short-Term Borrowings and Lines of Credit

The Company has two unsecured revolving credit line facilities with the Cayman Islands and London branches of ABN AMRO Bank N.V. The facilities are in the amounts of $7.15 billion and $4.5 billion, respectively, for total available funding of $11.65 billion. At December 31, 2007, the Company had approximately $2.5 billion outstanding under these credit facilities. Interest accrues at the Fed Funds rate plus 1/8 to 1/2 percent.

6. Income Taxes

The net deferred income tax asset as of December 31, 2007, is as follows (in thousands of dollars):

Deferred income tax:	
Assets	$ 42,816
Liabilities	(1,429)
	$ 41,387

6. Income Taxes (continued)

Deferred taxes are included in other assets and other liabilities in the statement of financial condition. Deferred tax assets are comprised principally of net temporary differences related to accrued expenses, fixed assets, and deferred compensation plans. Management has determined that no valuation allowance is necessary for the deferred tax asset at December 31, 2007, as it is determined that the asset will be realized.

Adoption of FIN 48

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of FIN 48, the Company recognized approximately a $3.8 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands of dollars):

	2007
Balance at January 1, 2007	$ 26,538
Additions based on tax positions related to the current year	2,144
Reductions based on tax positions related to the current year	–
Additions for tax positions of prior years	–
Reductions for tax positions of prior years	–
Statute expirations	(1,823)
Settlements	(3,664)
Balance at December 31, 2007	$ 23,195

Of the total amount of $23.2 million unrecognized tax benefits above, if recognized, only $21.9 million would affect the effective tax rate. As a result of the implementation of FIN 48, the Company recognized approximately a $0.6 million increase in the interest liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. As of January 1, 2007, the Company's accrual for interest and penalties that relate to income taxes, net of payments on deposit to taxing authorities, was $4.3 million.

Tax years 2002 and prior have been settled with the Internal Revenue Service. The Internal Revenue Service is currently examining the Corporation's federal income tax returns for years 2003 – 2005. No examination has commenced for years after 2005. Illinois (1999 – 2003) and multiple other state and local jurisdictions are currently under examinations. It is possible that the balance of UTBs could increase or decrease over the next twelve months, however, management does not expect any potential change to be significant.

7. Benefit Plans

Group Retirement Plan

The Parent sponsors a noncontributory defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

Profit-Sharing and Savings Plan

The Parent sponsors a savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employee contributions are partially matched by the respective subsidiary of the Parent. In addition, the respective subsidiary of the Parent may allocate a portion of its net profits to employees' accounts in the plan.

Group Welfare Plan

The Parent provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs.

8. Leases

The Company leases space for its principal facilities and in other buildings. The leases generally are renewable, noncancelable, and provide for the payment of real estate taxes and certain other occupancy expenses. Future minimum lease payments and rental income relating to these arrangements are as follows (in thousands of dollars):

	Minimum Lease Commitments	Sublease Income	Net Lease Commitments
Year ending December 31:			
2008	$ 5,251	$ 5,915	$ (664)
2009	5,463	6,134	(671)
2010	5,674	6,353	(679)
2011	5,674	6,353	(679)
2012	5,674	6,353	(679)
Thereafter	10,403	11,647	(1,244)
	$ 38,139	$ $42,755	$ (4,616)

These amounts include allocations from ABN AMRO Bank for premises occupied by the Company, but leased by ABN AMRO Bank.

9. Commitments and Contingencies

The Company sponsors a deferred compensation plan for all employees earning in excess of a predetermined amount as specified by the plan. The deferred compensation is earned over a vesting period of three years. At December 31, 2007, $82.6 million was deferred pursuant to the terms of the plan.

In the normal course of business, the Company is a defendant in various legal proceedings and lawsuits. There are no other legal proceedings that, in the opinion of management and counsel, would have a material impact upon the financial statements.

9. Commitments and Contingencies (continued)

Guarantees

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. The Company believes that it is unlikely it will have to make material payments under these arrangements, and no liabilities related to these agreements have been recognized in the financial statements at December 31, 2007.

Other Commitments

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the financial statements of the Company.

10. Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including governments, issuers located in a particular geographic area, or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses. At December 31, 2007, the Company's most significant concentrations are related to U.S. government and corporate obligations' inventory positions. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the U.S. government and agency corporations. The Company seeks to limit concentration risk through the use of risk and credit systems, monitoring, and procedures.

11. Customer Transactions

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various broker-dealer and customer securities, and derivative transactions (collectively, customer transactions). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any single counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a customer fails to satisfy its obligations, the Company may be required to liquidate the customer's position and to purchase or sell the customer's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Management believes the margin deposits held at December 31, 2007, are adequate to minimize the risk of material loss that could be created by the positions currently held. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

11. Customer Transactions (continued)

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company may pledge securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

12. Related-Party Transactions

In the ordinary course of business, the Company has transactions with its U.S. and global affiliates. The Company provides investment advisory, research, securities execution, securities lending, and clearing services to affiliates. Affiliates provide data processing, operational, and other support services to the Company. Additionally, affiliates lease space for various premises, which are either subleased or the rental cost is allocated to the Company.

13. Regulatory Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Rule) and has elected to compute its net capital requirements under the alternative method as permitted by the Rule. This method requires broker-dealers to maintain net capital equal to the greater of 2% of aggregate debit items arising from customer transactions or its minimum requirement. At December 31, 2007, net capital of approximately $1.14 billion was approximately $1.13 billion in excess of required net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are all subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

As a clearing broker-dealer, and pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company has elected to compute on a stand-alone broker-dealer basis

13. Regulatory Requirements (continued)

a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. This allows each correspondent broker-dealer firm settling their proprietary securities transactions through a broker-dealer providing clearing services to classify their assets held by the clearing broker-dealer as allowable assets in the correspondent's broker-dealers net capital calculation. At December 31, 2007, the Company had a PAIB reserve requirement of $0.6 million.

14. Discontinued Operations

In 2006, The Company's ultimate parent, ABN AMRO N.V. (Seller), entered into a Stock and Asset Purchase Agreement (the SAPA), wherein UBS AG (the Purchaser) purchased ABN AMRO Global Futures (the global futures business as formerly conducted by ABN AMRO Bank N.V. and its subsidiaries, the Business). The transaction closed on September 30, 2006. As part of the sale, the Company sold certain assets and liabilities related to its futures operations as well as its wholly owned subsidiaries, Sage Corporation and ABN AMRO Futures (Singapore) Limited.

As stipulated in the SAPA, the allocation of the purchase price was subject to review by the Purchaser for purposes of Section 338 of the U.S. Internal Revenue Code of 1986. Agreement of a purchase price allocation was not reached between the Purchaser and Seller and, as defined in the SAPA, the disputed matters were submitted to an Accounting Referee for resolution. The Accounting Referee reviewed each party's valuation of the Business and a ruling was issued on December 4, 2007. Holding is in the process of evaluating the ruling. Any further adjustments to the gain will be made in future accounting periods and is not expected to have a material effect on the Company's financial statements.

END